February 27, 2020
7:48 AM

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CASH	$ 28,679
ACCOUNTS RECEIVABLE	14,015
PREPAIDS AND DEPOSITS	5,992
TOTAL	$ 48,686

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 105
Related party payable to Trading Technologies International, Inc.	16,341
Total liabilities	16,446
SHAREHOLDER'S EQUITY:	
Membership interest	299,000
Accumulated deficit	(266,760)
Total shareholder's equity	32,240
TOTAL	$ 48,686

See notes to financial statement